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AUDIOCODES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 7, 2015

The undersigned shareholder of AudioCodes Ltd. (the "Company") hereby appoints SHABTAI ADLERSBERG, or if unable to attend, ITAMAR ROSEN, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the shares of the Company that the undersigned is entitled to vote at the 2015 Annual General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 1 Hayarden Street, Airport City Lod 7019900, Israel, on Wednesday, October 7, 2015 at 2:00 p.m., local time, and at any adjournment thereof.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR each of the items on the reverse side.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AUDIOCODES LTD.

October 7, 2015

GO GREEN

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement, Proxy Card are available at http://www.tase.co.il/tase/ and http://www.magna.isa.gov.il

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00033033303300000000 0 100715

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. TO REELECT MR. DORON NEVO AS AN OUTSIDE DIRECTOR FOR AN ADDITIONAL TERM OF THREE YEARS	☐	☐	☐
2. SUBJECT TO APPROVAL OF PROPOSAL ONE, TO APPROVE THE GRANT OF OPTIONS TO PURCHASE ORDINARY SHARES OF THE COMPANY TO MR. DORON NEVO FOR HIS SERVICES AS AN OUTSIDE DIRECTOR	☐	☐	☐
3. TO REELECT MR. SHABTAI ADLERSBERG AS A CLASS III DIRECTOR FOR AN ADDITIONAL TERM OF THREE YEARS	☐	☐	☐
4. TO REELECT MR. STANLEY STERN AS A CLASS III DIRECTOR FOR AN ADDITIONAL TERM OF THREE YEARS	☐	☐	☐
5. SUBJECT TO APPROVAL OF PROPOSAL FOUR, TO APPROVE THE GRANT OF OPTIONS TO PURCHASE ORDINARY SHARES OF THE COMPANY TO MR. STANLEY STERN FOR HIS SERVICES AS A DIRECTOR	☐	☐	☐
6. TO APPROVE AN AMENDMENT TO THE COMPENSATION PACKAGE OF MS. ZEHAVA SIMON FOR HER SERVICES AS A DIRECTOR	☐	☐	☐
7. TO RATIFY THE APPOINTMENT OF THE COMPANY'S INDEPENDENT AUDITORS FOR 2015 AND TO AUTHORIZE THE BOARD OF DIRECTORS TO DETERMINE THE COMPENSATION OF THE AUDITORS	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the 2015 Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.